November 12, 2014

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Amanda Ravitz

Daniel Morris

Jeanne Bennett

Brian Cascio

Re:	Capnia, Inc.

Registration Statement on Form S-1; Amendment No. 11

Filed November 7, 2014

File No. 333-196635

Ladies and Gentlemen:

On behalf of Capnia, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 10, 2014 relating to the Company’s Amendment No. 11 to Registration Statement on Form S-1 (File No. 333-196635) filed with the Commission on November 7, 2014 (the “Registration Statement”). The Company has also revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter a revised Registration Statement (the “Revised Registration Statement”) which reflects these revisions and updates and clarifies certain other information.

In this letter, we have recited the comments from the Staff in italicized type and have followed each comment with the Company’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Registration Statement. Except as otherwise specifically indicated, page references herein correspond to the page of the Revised Registration Statement. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Summary, page 1

1. We note your revised disclosures on pages 5 and 146 in response to prior comments 1, 3 and 4. Please revise the Summary to highlight the number of shares potentially issuable as a result of cashless exercises during the four-month and fifteen-month anniversaries. Please also revise to highlight the new 4.99% beneficial ownership limitation.

U.S. Securities and Exchange Commission

November 12, 2014

RESPONSE TO COMMENT 1: The Company acknowledges the Staff’s comment and has revised page 5 of the Revised Registration Statement to highlight the number of shares potentially issuable as a result of cashless exercises during the four-month and fifteen-month anniversaries and the new 4.99% beneficial ownership limitation.

Series A Warrants and Series B Warrants Issued as Part of the Units, page 144

2. We note your revised tabular disclosure on page 146 and your response to prior comment 2. Please revise to explain briefly why the number of B warrants is greater than the 1,550,000 units reflected on the prospectus cover page.

RESPONSE TO COMMENT 2: The Company acknowledges the Staff’s comment and advises that the total number of Series B warrants of 2,095,835 shown on page 146 of the Registration Statement included 545,835 Series B warrants issued to holders of our 2014 Convertible Notes as part of the units into which these notes are being converted in this offering. The Company has also revised page 147 of the Revised Registration Statement to add an explanation of such inclusion.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

U.S. Securities and Exchange Commission

November 12, 2014

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeanne Bennett at (202) 551-3606 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Respectfully submitted,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Elton Satusky

Elton Satusky

cc:	Anish Bhatnagar
3 Twin Dolphin Drive, Suite 160
Redwood City, CA 94065

Michael Danaher
Elton Satusky
Wilson Sonsini Goodrich & Rosati
650 Page Mill Rd. Road
Palo Alto, CA 94304